

February 8, 2013

Via E-mail
Mr. Ted M. Johnson
Chief Financial Officer and Treasurer
American Equity Investment Life Holding Company
6000 Westown Parkway
West Des Moines, Iowa   50266

      Re: American Equity Investment Life Holding Company
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed March 1, 2012
             File No. 001-31911

Dear Mr. Johnson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief